FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telmex Internacional, S.A.B. de C.V. announces filing of its
2009 annual report on Form 20-F

Mexico City, May 26, 2010. Telmex Internacional, S.A.B. de C.V. (BMV: TELINT; NYSE: TII; LATIBEX: XTII) announced today that on May 26, 2010, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 with the U.S. Securities and Exchange Commission. The 2009 annual report can be accessed by visiting the SEC’s website at www.sec.gov or TELINT’s website at www.telmexinternacional.com. In addition, investors may receive a hard copy of TELINT’s complete audited financial statements free of charge by requesting a copy from TELINT’s Investor Relations Department, telephone number (5255) 5223-3200 and japsgonz@telmex.com, or from JP Morgan, TELINT’s ADR depositary, telephone number 1-800-990-1135.

TELINT is a mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru. More information about TELINT can be accessed on the internet at www.telmexinternacional.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. DE C.V. Announces filing of its 2009 Annual Report on Form 20-F May 26, 2010